

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2017

<u>Via E-Mail</u>
Cedric W. Burgher
Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re: Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-09210**

Dear Mr. Burgher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources